                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                HLM DESIGN, INC.
                             ---------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                       ----------------------------------
                         (Title of Class of Securities)

                                  404 217 10 1
                               -----------------
                                 (CUSIP Number)

  Thomas J. Berthel                                   Copy to: Michael K. Denney
  Berthel Fisher & Company                            Bradley & Riley, P.C.
  Berthel Fisher & Company Financial                  100 First Street S.W.
           Services, Inc.                             Cedar Rapids, IA 52404
  100 Second Street S.E.                              (319) 363-0101
  Cedar Rapids, Iowa 52407-4250
  (319) 365-2506

                  (Name, Address and Telephone Number of Person
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
              ----------------------------------------------------
                               SEPTEMBER 10, 1998
                             -----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

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CUSIP NO.  404 217 10 1                13D                                PAGE 2


--------------------------------------------------------------------------------

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons:

      THOMAS J. BERTHEL     ###-##-####
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions).:

                  (a) [   ]

                  (b) [ X]
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Source of Funds:     PF
--------------------------------------------------------------------------------

(5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e): [     ]
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------

  Number of           (7)  Sole Voting Power:
   Shares                                                       35,000
Beneficially               -----------------------------------------------------
  Owned by            (8)  Shared Voting Power
    Each                                                        286,256
  Reporting                -----------------------------------------------------
 Person With          (9)  Sole Dispositive Power
                                                                35,000
                           -----------------------------------------------------
                      (10) Shared Dispositive Power
                                                                286,256
                           -----------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                               321,256
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):

                           NOT APPLICABLE
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row 11:
                                13.88%
--------------------------------------------------------------------------------

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CUSIP NO.  404 217 10 1                13D                                PAGE 3

(14)  Type of Reporting Person (See Instructions):
                               IN, HC
--------------------------------------------------------------------------------



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CUSIP NO.  404 217 10 1                13D                                PAGE 4


--------------------------------------------------------------------------------

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
Persons:

     BERTHEL FISHER & COMPANY     42-1254805
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions).:

                  (a) [   ]

                  (b) [ X]
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Source of Funds:     WC
--------------------------------------------------------------------------------

(5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e):  [     ]
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------

  Number of           (7)  Sole Voting Power:
   Shares                                                       0
Beneficially               -----------------------------------------------------
  Owned by            (8)  Shared Voting Power
    Each                                                        280,056
  Reporting                -----------------------------------------------------
 Person With          (9)  Sole Dispositive Power
                                                                0
                           -----------------------------------------------------
                      (10) Shared Dispositive Power
                                                                280,056
                           -----------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                                                       280,056
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):

             NOT APPLICABLE
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row 11:
                 12.10%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                 HC
--------------------------------------------------------------------------------

                               Page    of    Pages


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CUSIP NO.  404 217 10 1                13D                                PAGE 5
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons:

          BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC. 42-1029773
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions).:

                  (a) [ ]

                  (b) [X]
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds:    WC
-------------------------------------------------------------------------------

(5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e):  [     ]
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------

  Number of           (7)  Sole Voting Power:
   Shares                                                       0
Beneficially               -----------------------------------------------------
  Owned by            (8)  Shared Voting Power
    Each                                                        184,225
 Reporting                 -----------------------------------------------------
Person With           (9)  Sole Dispositive Power
                                                                0
                           -----------------------------------------------------
                      (10) Shared Dispositive Power
                                                                184,225
                           -----------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person:


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CUSIP NO.  404 217 10 1                13D                                PAGE 6



                                 184,225
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):

                                NOT APPLICABLE
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row 11:
                                7.96%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):
                                BD
--------------------------------------------------------------------------------


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CUSIP NO.  404 217 10 1                13D                                PAGE 7


ITEM 1.   SECURITY AND ISSUER.

     Shares of the common stock, $.001 par value (the "Common Stock"), of HLM Design, Inc. (the "Issuer"), a Delaware corporation, 121 West Trade Street, Suite 2950, Charlotte, NC 28202, (704) 358-0779.

ITEM 2.   IDENTITY AND BACKGROUND.

     Berthel Fisher & Company ("BFC") is an Iowa corporation with its principal place of business at 100 Second Street, SE, Cedar Rapids, Iowa 52401.

     BFC is the parent company of Berthel Fisher & Company Leasing, Inc. ("BFCL"), an Iowa corporation with its principal place of business at 100 Second Street, SE, Cedar Rapids, Iowa 52401. BFCL is not a filing person hereunder. However, certain shares owned by BFCL may be deemed to be beneficially owned by BFC and Mr. Thomas J. Berthel.

     BFC is also the parent company of Berthel Fisher & Company Financial Services, Inc. ("BFCFS"), an Iowa corporation and securities broker-dealer registered with the Securities Exchange Commission and a member of the National Association of Securities Dealers ("NASD"). BFCFS has its principal place of business at 100 Second Street, SE, Cedar Rapids, Iowa 52401.

     Mr. Thomas J. Berthel ("Mr. Berthel") is the President, Chairman and largest shareholder of BFC. Mr. Berthel is the President, Chairman and CEO of BFCL. Mr. Berthel is the Chairman and CEO of BFCFS. Mr. Berthel may be deemed to be a control person of BFC, BFCL and BFCFS. Mr. Berthel is treated for purposes of this filing as if he were the beneficial owner of shares owned by his wife and children. He is a United States citizen.

     BFC, BFCFS and Mr. Berthel are referred to herein as the "Filers."

     During the past five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Shares owned by BFC were acquired by BFC, in market transactions, for cash, using its working capital.

     Shares owned by BFCL were acquired upon exercise of warrants issued as consideration for the provision by BFCL to the Issuer of certain financing in 1997, prior to the registration of any class of securities by the Issuer pursuant to the Securities Exchange Act of 1934, and prior to the filing of a registration statement by the Issuer pursuant to the Securities Act of 1933.


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CUSIP NO.  404 217 10 1                13D                                PAGE 8


     Shares owned by BFCFS were acquired in market transactions, for cash, from the working capital of BFCFS.

     Shares acquired by Mr. Berthel, including shares owned by members of the family of Mr. Berthel, were acquired in market transactions, for cash, using the personal funds of the person acquiring such shares.

ITEM 4.   PURPOSE OF TRANSACTION.

     The shares of Common Stock of the Issuer owned by the Filers, have been or will be acquired solely for the purpose of investment. The Filers may make additional purchases of Common Stock of the Issuer depending on the Filers' evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock of the Issuer, general economic conditions, money and stock market conditions, and other future developments. Depending on the same factors, the Filers may dispose of all or part of their investment in the Common Stock of the Issuer.

     The Reporting Persons have no present intention to effect or participate in the formulation of:

          (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) any material change in the present capitalization or dividend policy of the Issuer;

          (d) any other material change in the Issuer's business or corporate structure;

          (e) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (f) any act or course of conduct causing the Common Stock or any other class of securities of the Issuer to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (g) any act or course of conduct causing the Common Stock or any other class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or

          (h) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Shares owned by the the Filers as of the date hereof are set forth below. In addition,


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CUSIP NO.  404 217 10 1                13D                                PAGE 9

     the transaction of each Filer within the 60 day period preceding the date hereof are also described. All such transactions, unless indicated to the contrary, were effected in brokerage transactions on the National Association of Securities Dealers Small Cap Market.

          MR. BERTHEL

          Mr. Berthel has sole voting and dispositive power with respect to 35,000 shares. Mr. Berthel has shared voting and dispositive power with respect to 286,256 shares. Mr. Berthel has made no dispositions of the Common Stock within the 60 day period preceding the date hereof. Mr. Berthel and his family have made acquisitions of the Common Stock during the 60 day period preceding the date hereof as follows:

          DATE               NUMBER OF SHARES                   PRICE PER SHARE
          ----               ----------------                   ---------------
          03/01/99           2,000                              $4.187


          BFC

          BFC has shared voting and dispositive power with respect to 280,056 shares. BFC has made no acquisitions or dispositions during the 60 day period preceding the date hereof.


          BFCFS

          BFCFS has shared voting and dispositive power with respect to 184,225 shares. BFCFS has made no dispositions of the Common Stock during the 60 day period preceding the date hereof. BFCFS has made acquisitions of the Common Stock during the 60 day period preceding the date hereof as follows:

          DATE               NUMBER OF SHARES                   PRICE PER SHARE
          ----               ----------------                   ---------------
          02/10/99           50,000                             $5.00
          03/03/99            1,300                             $3.75


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Filers disclaim any contracts, arrangements, understandings or relationships with respect to the Common Stock of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


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CUSIP NO.  404 217 10 1                13D                               PAGE 10



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 25, 1999                    /s/ Thomas J. Berthel
      --------------------               ---------------------------------------
                                                   THOMAS J. BERTHEL



Dated:  March 25, 1999                    BERTHEL FISHER & COMPANY
      --------------------

                                          By: /s/ Thomas J. Berthel
                                             -----------------------------------
                                               THOMAS J. BERTHEL, President

Dated:  March 25, 1999                    BERTHEL FISHER & COMPANY LEASING, INC.
      --------------------

                                          By: /s/ Thomas J. Berthel
                                             -----------------------------------
                                                THOMAS J. BERTHEL, President

Dated:  March 25, 1999                     BERTHEL FISHER & COMPANY
      --------------------                 FINANCIAL SERVICES, INC.


                                          By: /s/ Thomas J. Berthel
                                             -----------------------------------
                                              THOMAS J. BERTHEL, Chairman & CEO




     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).